Translation for Reference Purposes Only
The share exchange described in this document involves the securities of a foreign company.  This share exchange is subject to disclosure requirements of Japan that are different from those of the United States.  Financial Statements included in this document have been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

May 28, 2009
For Immediate Release

Company Name: Nippon Yusen Kabushiki Kaisha
Name of Representative: Yasumi Kudo, President
(Stock Code: 9101, First Sections of Tokyo Stock
Exchange, Osaka Securities Exchange and Nagoya
Stock Exchange)
Direct your queries to: Keizo Nagai,
General Manager of Corporate Communication
Group
(Tel: +81-3-3284-5058)

Company Name: Taiheiyo Kaiun Co., Ltd.
Name of Representative: Shigeru Sekita, President
(Stock Code: 9123, First Section of Tokyo Stock
Exchange)
Direct your queries to: Yasuji Koshikawa, Director,
Group Leader, Accounting & Finance Group
(Tel: +81-3- 5445-5800)

Notification Regarding a Third Party Allocation of New Shares of Taiheiyo Kaiun Co., Ltd. to
Nippon Yusen Kabushiki Kaisha and a Basic Agreement Concerning a Share Exchange

The boards of directors of Nippon Yusen Kabushiki Kaisha (“NYK”) and Taiheiyo Kaiun Co., Ltd. (“Taiheiyo Kaiun”) at their respective meetings held on May 28, 2009 resolved to conduct a third party allocation of new shares through which Taiheiyo Kaiun will issue new shares to NYK (the “Third Party Allocation of New Shares”), and to enter into a basic agreement (the “Basic Agreement”) concerning a share exchange through which NYK will make Taiheiyo Kaiun its wholly-owned subsidiary (the “Share Exchange”).  In connection with the foregoing, NYK and Taiheiyo Kaiun would like to provide notice of the following.

1.	Purpose of the Third Party Allocation of New Shares and Making Taiheiyo Kaiun a Wholly-Owned Subsidiary through the Share Exchange

1-1.	Purpose of the Third Party Allocation of New Shares

(1)	Taiheiyo Kaiun’s Business

Since its establishment in February 1951, Taiheiyo Kaiun has focused on accumulating a fleet of ships consisting primarily of very large crude carriers (“VLCC”s), mid-/small-range tankers and other crude carriers, wood chip carriers and bulk carriers.  Taiheiyo Kaiun has operated as an affiliate company responsible for one wing of the NYK Group’s energy resources transportation business, focusing primarily on owning, operating, managing and manning crude carriers.

As announced on October 31, 2008, a foreign charterer to whom Taiheiyo Kaiun had sub-chartered four bulk carriers informed Taiheiyo Kaiun of its intention to terminate the charter agreements governing its use of such ships before the termination date.  In addition, as announced on February 16, 2009, a South Korean charterer to whom Taiheiyo Kaiun had sub-chartered two bulk carriers filed for court receivership in South Korea.  Of the six ships affected by these events, one was returned to the ship owner, and Taiheiyo Kaiun was faced with a situation in which it was continuing to pay charter hire to the owners of the remaining five ships, while payment of the sub-charter hire was disrupted.

Despite initiatives implemented by Taiheiyo Kaiun in response to its situation, including the sale of five VLCCs and a ship management subsidiary, it recorded a net loss of 2,448 million yen in the fiscal year ended March 31, 2009.

(2)	Early Termination of Charter Agreements between Ship Owners and Taiheiyo Kaiun and Downward Revision of Taiheiyo Kaiun’s Business Results Forecasts for the Fiscal Year ending March 31, 2010

As described above in “(1) Taiheiyo Kaiun’s Business,” Taiheiyo Kaiun had sustained losses as a result of sudden and unexpected events relating to agreements it had entered into with sub-charter parties, and concerns arose within Taiheiyo Kaiun that continuing to operate under the charter agreements it had entered into with ship owners in respect of the five ships that had not been returned to their owners would significantly impede Taiheiyo Kaiun’s management.

Accordingly, Taiheiyo Kaiun entered into negotiations with the owners of each of the five ships with the aim of terminating the charter agreements with such ship owners before the termination date specified in the agreements, thereby avoiding fluctuation risks in the shipping market and prepaying the cancellation fees in lump sums.  This will reduce the total amount of its future obligations in respect of charter hire.  As a result of such negotiations, Taiheiyo Kaiun reached an agreement with the owners of each of the five ships, and Taiheiyo Kaiun will incur a total of approximately 7,500 million yen in cancellation fees.

As a result of incurring obligations to pay cancellation fees set forth above, Taiheiyo Kaiun anticipated that the forecasted net loss of 930 million yen included in the business results forecasts for the fiscal year ending March 31, 2010, which was disclosed on May 8, 2009, would increase to a net loss of 5,140 million yen.  Accordingly, Taiheiyo Kaiun resolved, at the meeting of its board of directors held on May 28, 2009, to revise down its business results forecasts for the fiscal year ending March 31, 2010.

As a result of the above factors, concerns have arisen within Taiheiyo Kaiun that it will incur excess liabilities as of March 31, 2010 if it does not increase its capital.

(3)	Reason for Taiheiyo Kaiun’s Decision to Conduct the Third Party Allocation of New Shares

Although Taiheiyo Kaiun must procure funds immediately to pay the cancellation fees described above, the stabilization of its financial base is also fundamentally important to ensure stability of its management.  Accordingly, Taiheiyo Kaiun has focused on options that would allow it to procure financing by increasing its capital, without having recourse to loans.

Taiheiyo Kaiun considered various financing options in order to avoid prejudicing the interests of its minority shareholders.  In consideration of the necessity to revise the composition of its fleet and to reevaluate its business plan, along with the current state of the capital markets, Taiheiyo Kaiun had to conclude that financing from the capital markets through a public offering or other method would pose difficulties and that, accordingly, a third party allocation of new shares was its only option.

Furthermore, Taiheiyo Kaiun believes that it must request cooperation, both on a capital and operational level, from the party to whom it would issue new shares through a third party allocation of new shares, and that NYK, Taiheiyo Kaiun’s long-standing business partner and existing major shareholder, was the only company to whom Taiheiyo Kaiun could make such a request.  As a result, Taiheiyo Kaiun concluded that a third party allocation of new shares through which it would issue new shares to NYK was the only available method for increasing its capital.

Taiheiyo Kaiun realizes that executing the Third Party Allocation of New Shares will result in the substantial dilution of the voting rights in respect of shares of Taiheiyo Kaiun, which will significantly affect its minority shareholders.  However, in its currently damaged state as a result of the sudden and unexpected events described above, a financing option other than the Third Party Allocation of New Shares would be difficult to find.  Moreover, Taiheiyo Kaiun believes that its future operating activities will be impeded if it does not procure financing through the Third Party Allocation of New Shares.  Taiheiyo Kaiun has determined that the Third Party Allocation of New Shares is fundamentally important to the stabilization of its business and to the revision of its business plan, and is the only option available to Taiheiyo Kaiun for increasing its capital.

The aggregate issue price of the Third Party Allocation of New Shares is 7,491,800,000 yen.  Factors considered in the determination of this issue price are set forth below, and include the amount of the cash payment for which Taiheiyo Kaiun is obligated to pay in connection with the early termination of the charter agreements between Taiheiyo Kaiun and the owners of the five ships affected by the issues described above in “(2) Early Termination of Charter Agreements between Ship Owners and Taiheiyo Kaiun and Downward Revision of Taiheiyo Kaiun’s Business Results Forecasts for the Fiscal Year ending March 31, 2010,” and the effects that the management of Taiheiyo Kaiun anticipate will arise as a result of increasing its capital.  Based on the aggregate issue price and the issue price per share set forth below, Taiheiyo Kaiun will issue a total of 79,700,000 new shares through the Third Party Allocation of New Shares.  The payment date is scheduled to be Friday, June 12, 2009.

(4)	Reason for NYK’s Decision to Subscribe for Shares through Third Party Allocation of New Shares

NYK has established a cooperative relationship with Taiheiyo Kaiun over a number of years, and Taiheiyo Kaiun’s unique shipping technology and advanced know-how have become key source of the heightened competitiveness of the NYK Group’s energy resources transportation business.

Taiheiyo Kaiun’s financial base has been destabilized as a result of the series of events that occurred over a short period of time during and since October 2008.  Concerns arose within NYK that, if Taiheiyo Kaiun’s ability to continue to operate were jeopardized, Taiheiyo Kaiun’s unique technology and advanced know-how may be transferred to other parties and the time and expense needed to reacquire the technology and know-how would cause the competitiveness of the NYK Group to decline and its trading network to contract.

Furthermore, Taiheiyo Kaiun plays a significant role in the stable operation of the NYK Group’s fleet of tankers, with respect to safety and environmental concerns.  In the current environment, which requires increasing sophistication of international maritime operators in terms of ship operation, including anti-piracy measures and other issues of concern, and ship management technology, the NYK Group believes that it is imperative that the relationship between the NYK Group and Taiheiyo Kaiun be maintained and strengthened.

Moreover, from the perspective of business strategies, the energy resources business is one in which significant growth is expected, including increased transportation demand and other activity in the mid- to long-term from developing countries.  The NYK Group will focus on expanding its business in the energy resources segment by increasing its cooperative relationship with Taiheiyo Kaiun, including collaborating on initiatives in new businesses in the mid-/small-range tanker division and other areas.

As described above, factors which formed the basis of NYK’s decision to conduct the Third Party Allocation of New Shares included NYK’s considerations with respect to (i) Taiheiyo Kaiun’s current situation, (ii) Taiheiyo Kaiun’s role in the ongoing execution of NYK’s business and (iii) the fact that cancelling the charter agreements which were the source of the series of issues described above can be expected to result in the establishment of an environment within Taiheiyo Kaiun to facilitate business restructuring.  As a result of such considerations,  NYK determined that subscribing for shares of Taiheiyo Kaiun through the Third Party Allocation of New Shares in order to stabilize Taiheiyo Kaiun’s management, and restructuring the business of Taiheiyo Kaiun at an early stage once NYK has made Taiheiyo Kaiun its wholly-owned subsidiary through the Share Exchange described below would contribute to the ongoing stable operation of NYK Group’s fleet of ships in the energy resources transportation business and would maintain and enhance NYK’s corporate value.  NYK’s ultimate decision to subscribe for shares of Taiheiyo Kaiun through the Third Party Allocation of New Shares was motivated by such determinations.

1-2.	Purpose of the Share Exchange

(1)	Reasonableness of Taiheiyo Kaiun Becoming a Wholly-Owned Subsidiary of NYK

Although NYK will hold the majority of the voting rights of Taiheiyo Kaiun after the Third Party Allocation of New Shares, Taiheiyo Kaiun and NYK believe that the Third Party Allocation of New Shares will enable Taiheiyo Kaiun to stabilize its management, thereby contributing to the interests of Taiheiyo Kaiun’s customers, business partners, employees and other stakeholders, and ultimately to the interests of its shareholders.

Because the sale of five of its VLCCs during the fiscal year ended March 31, 2009 has necessitated a revision of Taiheiyo Kaiun’s business structure and business plan, Taiheiyo Kaiun believes that it must promptly establish, with the support and cooperation of NYK, systems to facilitate flexible decision-making and the implementation of such decisions, in order to realize the benefits set forth above.

Based on the above factors, and as described below in “1-3. Expectation of Delisting and Reason for Such,” Taiheiyo Kaiun has determined that becoming a wholly-owned subsidiary of NYK is reasonable, despite the fact that its shares are expected to be delisted as a result.

The corporate auditors of Taiheiyo Kaiun, including its outside auditors, have all expressed their opinion that, in consideration of factors including Taiheiyo Kaiun’s situation and financial standing as described above in “1-1. Purpose of the Third Party Allocation of New Shares” and the need set forth above for business structures to be established within Taiheiyo Kaiun at an early stage, Taiheiyo Kaiun becoming a wholly-owned subsidiary of NYK is reasonable.

(2)	Reasonableness of NYK Making Taiheiyo Kaiun a Wholly-Owned Subsidiary

NYK believes that the combination of Taiheiyo Kaiun’s unique shipping technology and advanced know-how and NYK’s fleet, trading network, ability to procure financing and other management resources may be used to improve the corporate values of both companies.

Moreover, NYK believes that it must consider all measures in order to improve the corporate value of each company, including the efficient use by both companies of management resources within the NYK Group, including Taiheiyo Kaiun, and restructuring businesses with other companies both within and outside the NYK Group.  NYK believes that making Taiheiyo Kaiun its wholly-owned subsidiary will result in the early establishment of a structure to facilitate flexible and prompt decision-making and the implementation of such decisions, which is fundamentally important to the success of the measures being considered.  Accordingly, NYK has determined that making Taiheiyo Kaiun its wholly-owned subsidiary is reasonable.

1-3.	Expectation of Delisting and Reason for Such

If the Share Exchange is effected, the shares of Taiheiyo Kaiun will be delisted in accordance with prescribed procedures, pursuant to the delisting standards concerning domestic listed companies promulgated under the securities listing regulations of the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”).  Once the shares of Taiheiyo Kaiun are delisted, they may not be traded on the Tokyo Stock Exchange.

1-4.	Reason for Seeking Delisting and Evaluation of Alternative Measures

As described above in “1-2. Purpose of the Share Exchange,” the Share Exchange is being conducted for the purpose of making Taiheiyo Kaiun a wholly-owned subsidiary of NYK, in order to enable Taiheiyo Kaiun to continue to operate as a business and maintain and improve the respective corporate values of both NYK and Taiheiyo Kaiun.  The Share Exchange is not being conducted for the purpose of delisting the shares of Taiheiyo Kaiun.

The consideration for the Share Exchange is expected to be (i) shares of NYK, which are listed on the first sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, or (ii) cash.  The details of the consideration and other specific terms and conditions of the Share Exchange will be determined by the execution date of the agreement pertaining to the Share Exchange (the “Share Exchange Agreement”), upon discussion between the two companies, in consideration of the evaluations conducted by the respective third-party appraisers engaged by Taiheiyo Kaiun and NYK.  The terms and conditions will be promptly disclosed upon determination.

Please note that NYK and Taiheiyo Kaiun may implement a series of transactions other than the Share Exchange for the purpose of making Taiheiyo Kaiun a wholly-owned subsidiary of NYK, taking into consideration laws and regulations in Japan and overseas, market environment and other factors.

1-5.	Measures to Ensure Fairness

Taiheiyo Kaiun will become a subsidiary of NYK once the Third Party Allocation of New Shares is completed (a subsidiary as stipulated in Article 2, Section 3 of the Company Law of Japan (the “Company Law”)).  As of March 31, 2009, NYK held 22.78% of the total voting rights of Taiheiyo Kaiun and, after the Third Party Allocation of New Shares, NYK will hold 68.51% of the total voting rights (Note).  Accordingly, in order to ensure fairness in the Share Exchange, NYK and Taiheiyo Kaiun plan to request their respective third party appraisers to calculate the consideration to be issued to shareholders of Taiheiyo Kaiun by NYK in the Share Exchange.  NYK and Taiheiyo Kaiun will determine matters pertaining to the consideration to be paid to shareholders of Taiheiyo Kaiun and the ratio of such upon sincere negotiations and discussions between the two companies, and with reference to the calculations performed by each of the third party appraisers.  Such matters will be set forth in a separate agreement concerning the Share Exchange, once determined.

(Note)
For the purpose of convenience, this figure represents the percentage of voting rights to be held by NYK after the Third Party Allocation of New Shares, which was calculated based on adding the number of voting rights to be issued pursuant to the Third Party Allocation of New Shares to the total number of voting rights as of March 31, 2009.

1-6.	Measures to Avoid Conflict of Interest

To avoid conflicts of interest within the board of directors of Taiheiyo Kaiun, one of the six directors of Taiheiyo Kaiun, who also serves as an employee of NYK, did not participate in the discussions and resolutions at the meeting of the board of directors of Taiheiyo Kaiun held today.   At this meeting, the board of directors of Taiheiyo Kaiun resolved to conduct the Third Party Allocation of New Shares and to enter into the Basic Agreement relating to the Share Exchange.  None of the corporate auditors of Taiheiyo Kaiun also serve as an officer or employee of NYK.

2.	Third Party Allocation of New Shares

2-1.	Outline of Issuance

(1)	Number of shares to be issued	79,700,000 shares of common stock
(2)	Issue price	94 yen per share
(3)	Aggregate issue price	7,491,800,000 yen
(4)	Amount credited to paid-in capital	3,745,900,000 yen (47 yen per share)
(5)	Method of offering or allocation	Third party allocation
(6)	Application due date	June 12, 2009 (Friday)
(7)	Payment date and effective date	June 12, 2009 (Friday)
(8)	Party to which new shares shall be allocated and the number thereof	Nippon Yusen Kabushiki Kaisha : 79,700,000 shares
(9)	Each of (1) through (8) above is subject to the effectiveness of the notification filed pursuant to the Financial Instruments and Exchange Law of Japan

2-2.	Amount of and Use of Proceeds

(1)	Amount of Proceeds (Estimated Balance of Proceeds)

Approximately 7,462 million yen

(2)	Specific Use of Proceeds

Taiheiyo Kaiun will use all of the funds procured through the Third Party Allocation of New Shares to pay the cancellation fees it will incur as a result of the early termination of the agreements between Taiheiyo Kaiun and the ship owners described above in “1-1. Purpose of the Third Party Allocation of New Shares.”

The funds procured through the Third Party Allocation of New Shares will be used to pay the full amount of the cancellation fees Taiheiyo Kaiun will incur in order to eliminate future payments of charter hire in connection with the five bulk carriers which were the reasons for the decrease in Taiheiyo Kaiun’s revenues.  By cancelling such charter agreements and paying the resulting cancellation fees, Taiheiyo Kaiun will eliminate its future charter hire payment obligations under such agreements, enabling it to improve profits from the fiscal year ending March 31, 2011.  Accordingly, Taiheiyo Kaiun believes that the funds procured through the Third Party Allocation of New Shares will enable it to recover its creditworthiness and strengthen its financial base.

(3)	Scheduled Period of Expenditure

Taiheiyo Kaiun will use the funds procured to make the payments set forth above in “(2) Specific Use of Proceeds” between June 12, 2009 and early July 2009.  Furthermore, until such payments are made, Taiheiyo Kaiun will manage the funds using methods that present low risks, upon discussions with NYK.

(4)	Analysis of the Reasonableness of the Use of Proceeds

Taiheiyo Kaiun’s financial base has been reduced as a result of the unexpected events.  From the perspective of reducing the total amount of Taiheiyo Kaiun’s obligations to pay charter hire to ship owners and preparing to facilitate business restructuring, the early termination of the charter agreements between Taiheiyo Kaiun and the relevant ship owners in order to eliminate the impact of the unexpected events involving sub-charter parties, will contribute to the maintenance and improvement of Taiheiyo Kaiun’s corporate value.  Accordingly, Taiheiyo Kaiun and NYK have concluded that the intended use of proceeds from the Third Party Allocation of New Shares is reasonable.

2-3.	Business Results and Equity Financing for the Most Recent Three Fiscal Years

(1)	Business Results for the Most Recent Three Fiscal Years (Consolidated)

		(in millions of yen unless otherwise specified)
Fiscal Year End	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2009
Net sales	11,619	14,943	19,390
Operating income	1,224	1,007	(350)
Ordinary profit	561	103	(1,020)
Net income	210	(3)	(2,448)
Net income per share (yen)	3.81	(0.05)	(44.53)
Dividend per share (yen)	–	–	–
Net assets per share (yen)	64.04	63.98	21.92

(2)	Number of Issued and Outstanding Shares and Shares with Dilutive Effect

Class	Number of Shares	Percentage of the Issued and Outstanding Shares
Number of issued and outstanding shares	55,000,000 shares	100%
Number of shares with dilutive effect at current conversion price (exercise price)	– shares	– %
Number of shares with dilutive effect at the lowest conversion price (exercise price)	– shares	– %
Number of shares with dilutive effect at the highest conversion price (exercise price)	– shares	– %

(3)	Recent Share Price Information

a.	Share Price Information for the Most Recent Three Fiscal Years
			(Yen)
Fiscal Year End	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2009
Open price	193	162	238
High price	200	564	254
Low price	123	157	64
Closing price	162	235	90

b.	Share Price Information for the Most Recent Six Months
(Yen)
	Dec., 2008	Jan., 2009	Feb., 2009	Mar., 2009	Apr., 2009	May, 2009
Open price	82	124	97	87	91	104
High price	128	126	121	101	119	114
Low price	72	94	88	80	90	103
Closing price	121	100	89	90	104	104

c.	Share Price Information for the Day Preceding the Resolution pertaining to Share Issuance

(Yen)
As of May 27, 2009
Open price	105
High price	105
Low price	104
Closing price	104

(4)	Status of the Contemplated Equity Financing

Date of issuance	June 12, 2009
Amount of funds to be procured	7,491,800,000 yen	(Issue price: 94 yen per share) (Estimated balance of proceeds: 7,461,800,000 yen)
Number of issued and outstanding shares at the time of offering	55,000,000 shares
Number of shares to be issued pursuant to the capital increase	79,700,000 shares
Total number of issued and outstanding shares after offering	134,700,000 shares
Party to which new shares will be allocated	Nippon Yusen Kabushiki Kaisha

(5)	Equity Financing in the Most Recent Three Fiscal Years

Not Applicable

2-4.	Major Shareholders of Taiheiyo Kaiun and their Percentage of Shareholding

Before the Third Party Allocation of New Shares (as of March 31, 2009)		After the Third Party Allocation of New Shares
Nippon Yusen Kabushiki Kaisha	22.73%	Nippon Yusen Kabushiki Kaisha	68.45%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.97%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.03%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	4.59%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.87%
Mitsubishi Heavy Industries, Ltd.	3.63%	Mitsubishi Heavy Industries, Ltd.	1.48%
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	2.89%	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1.18%
Sompo Japan Insurance Inc.	2.75%	Sompo Japan Insurance Inc.	1.12%
BNP Paribas Wealth Management Singapore branch (Standing Proxy: BNP Paribas Securities (Japan) Limited)	2.10%	BNP Paribas Wealth Management Singapore branch (Standing Proxy: BNP Paribas Securities (Japan) Limited)	0.86%
Nipponkoa Insurance Co., Ltd.	1.52%	Nipponkoa Insurance Co., Ltd.	0.62%
Uyeno Transtech Ltd.	1.27%	Uyeno Transtech Ltd.	0.52%
The Master Trust Bank of Japan Ltd. (Trust Account)	0.94%	The Master Trust Bank of Japan Ltd. (Trust Account)	0.38%

(Note)
The above shareholding percentages represent the percentages of the total number of issued and outstanding shares.  The information listed under “After the Third Party Allocation of New Shares” was calculated based on adding the number of shares to be issued pursuant to the Third Party Allocation of New Shares to the total number of shares recorded on the shareholders’ register of Taiheiyo Kaiun as of March 31, 2009.

2-5.	Outlook for Impact on Business Results of Taiheiyo Kaiun

The effect of the Third Party Allocation of New Shares on the business results of Taiheiyo Kaiun are expected to be insignificant.

2-6.	Reasonableness of Conditions of Issuance of New Shares

(1)	Basis of the Calculation of Issue Price

The issue price is 94 yen.  This price was determined taking into consideration 104 yen, which is the closing price of the common stock of Taiheiyo Kaiun on the Tokyo Stock Exchange as of May 27, 2009, the business day immediately preceding the date on which resolutions pertaining to the Third Party Allocation of New Shares were passed at the respective meetings of the board of directors of NYK and Taiheiyo Kaiun.  The issue price represents a discount of 9.62% to the closing price above.  The discount was determined pursuant to discussions between Taiheiyo Kaiun and NYK, taking into consideration factors such as Taiheiyo Kaiun’s financial situation, business results forecasts and the operating environment.

Taiheiyo Kaiun believes that the issue price complies with the “Guideline with Respect to the Administration of Third Party Allocations of New Shares and Other Transactions” issued by the Japan Securities Dealers Association (JSDA).

(2)	Basis of Determination that the Amount of Issuance and Extent of Share Dilution are Reasonable

The Third Party Allocation of New Shares represents 144.9% of the total number of issued and outstanding shares of Taiheiyo Kaiun prior to the Third Party Allocation of New Shares (and approximately 59.2% of the total number of issued and outstanding shares of Taiheiyo Kaiun after the Third Party Allocation of New Shares).  Accordingly, the Third Party Allocation of New Shares will have a substantial dilutive effect on Taiheiyo Kaiun shares.

However, after evaluating the various methods of financing in consideration of its currentposition, Taiheiyo Kaiun has concluded that the Third Party Allocation of New Shares is the only available option.

Furthermore, from the perspective of rebuilding Taiheiyo Kaiun’s financial base, which has been weakened as a result of the series of unexpected events, Taiheiyo Kaiun considers that a method of financing which relies primarily on capital is the most appropriate option.

Based on the above and as a result of discussions between the two companies, Taiheiyo Kaiun and NYK decided that conducting the Third Party Allocation of New Shares, which would result in the number of shares being issued and the share dilution described above, is the most appropriate measure taking into consideration the interests of the existing shareholders of Taiheiyo Kaiun.  In addition, Taiheiyo Kaiun and NYK determined, as explained above in “2-2. Amount of and Use of Proceeds,” that the amount of funds procured (the amount by which Taiheiyo Kaiun’s capital will increase) has been limited to the minimum amount necessary to enable Taiheiyo Kaiun to fulfill its obligations.  Accordingly, based on the determinations set forth above, NYK and Taiheiyo Kaiun have concluded that the transaction size of the Third Party Allocation of New Shares is reasonable.

The corporate auditors of Taiheiyo Kaiun, including its outside auditors, have all expressed their opinion that, in consideration of factors which include Taiheiyo Kaiun’s situation and financial standing, as described above in “1-1. Purpose of the Third Party Allocation of New Shares,” the need for Taiheiyo Kaiun to increase its capital and the result of the evaluations concerning financing options, conducting the Third Party Allocation of New Shares is a necessary and appropriate initiative for Taiheiyo Kaiun to take.

2-7.	Reason for Selecting the Party to which New Shares will be Allocated

(1)	Description of the Party to which New Shares will be Allocated

For a description of the party to which new shares will be allocated, please refer to “3-5. Description of Parties to the Share Exchange” below.

(2)	Reason for Selecting the Party to which New Shares will be Allocated

Taiheiyo Kaiun believes that the cooperation and other support provided by NYK, its long-standing business partner, will be vital to Taiheiyo Kaiun’s efforts to fundamentally revise its business structure and business plan.  Taiheiyo Kaiun has decided that it is appropriate to select NYK as the party to whom it will issue new shares through the Third Party Allocation of New Shares in order to facilitate the successful execution of business going forward.

(3)	Retention Policy of the Party to Whom New Shares will be Allocated

Taiheiyo Kaiun does not have any arrangement with NYK regarding the continuing retention and depositing of the new shares to be allocated through the Third Party Allocation of New Shares.  However, NYK has assured Taiheiyo Kaiun that it will issue a confirmation (kakuyakusho) to Taiheiyo Kaiun which states that NYK shall notify Taiheiyo Kaiun in writing if NYK transfers all or part of the allocated new shares during a two year period from the date of issuance of the new shares.

3.	The Share Exchange

3-1.	Schedule of the Share Exchange

Taiheiyo Kaiun and NYK plan to enter into the Share Exchange Agreement on or before the end of July 2009.  Taiheiyo Kaiun intends to obtain approval of the Share Exchange Agreement at an extraordinary general meeting of its shareholders.  The details of the schedule in connection with the Share Exchange shall be determined by the execution date of the Share Exchange Agreement through discussion between Taiheiyo Kaiun and NYK, and will be disclosed promptly upon determination.

NYK plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders pursuant to Article 796, Paragraph 3 of the Company Law.

3-2.	Allocation of Shares in the Share Exchange

The consideration in the Share Exchange is expected to be (i) shares of NYK which are listed on the first sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, or (ii) cash.  The details of the consideration and other specific terms and conditions of the Share Exchange will be determined by the execution date of the Share Exchange Agreement, upon discussion between the two companies, in consideration of the evaluations conducted by the respective third party appraisers engaged by Taiheiyo Kaiun and NYK.  The terms and conditions will be promptly disclosed upon determination.

NYK and Taiheiyo Kaiun may implement transactions other than the Share Exchange to make Taiheiyo Kaiun a wholly-owned subsidiary of NYK, in consideration of laws and regulations in Japan and overseas, the market environment or other factors.

3-3.	Basis of Calculation of the Share Exchange Ratio

NYK and Taiheiyo Kaiun plan to request their respective third party appraisers to calculate the consideration of the Share Exchange to be issued by NYK to shareholders of Taiheiyo Kaiun.

The basis of calculation of the share exchange ratio in the Share Exchange and other relevant matters will be disclosed promptly upon determination.

3-4.	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by Taiheiyo Kaiun

As of May 28, 2009, Taiheiyo Kaiun has not issued any stock acquisition rights or bonds with stock acquisition rights.

3-5.	Description of Parties to the Share Exchange

  (as of March 31, 2009)
(1)	Trade Name	Nippon Yusen Kabushiki Kaisha	Taiheiyo Kaiun Co., Ltd.
(2)	Business Description	Liner trade, bulk shipping, logistics, terminal and harbor transport, cruise, air cargo transportation, real estate, other services	Shipping operation, chartering, ship management, wholesale of marine equipment
(3)	Date of Incorporation	September 29, 1885	February 21, 1951
(4)	Address of Head Office	2-3-2, Marunouchi, Chiyoda-ku, Tokyo	Mita Kokusai Building 23rd Floor, 1-4-28, Mita, Minato-ku, Tokyo
(5)	Name and Title of Representative	Yasumi Kudo, President	Shigeru Sekita, President
(6)	Paid-in Capital	88,531,033,730 yen	2,750,000,000 yen
(7)	Number of Issued and Outstanding Shares	1,230,188,073 shares	55,000,000 shares
(8)	Net Assets	581,237 million yen (consolidated)	1,205 million yen (consolidated)
(9)	Total Assets	2,071,270 million yen (consolidated)	22,433 million yen (consolidated)
(10)	Fiscal Year End	March 31	March 31
(11)	Number of Employees	29,834 (consolidated)	83 (consolidated)

(12)	Major Business Partners	Major companies in the steel, automobile, electric power, gas, and other industries		Nippon Yusen Kabushiki Kaisha Uyeno Transtech Ltd.
(13)	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan Ltd. (Trust Account)	6.67%	Nippon Yusen Kabushiki Kaisha	22.73%
		Japan Trustee Service Bank, Ltd. (Trust Account)	6.46%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.97%
		Japan Trustee Services Bank, Ltd. (Trust Account 4G)	6.02%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	4.59%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	4.65%
		The Master Trust Bank of Japan Ltd. (Account at Mitsubishi Heavy Industries, Ltd./ Retirement Benefit Trust Account)	4.44%	Mitsubishi Heavy Industries, Ltd.	3.63%
				Japan Trustee Services Bank, Ltd. (Trust Account 4G)	2.89%
		Meiji Yasuda Life Insurance Company (Standing Proxy: Trust & Custody Services Bank, Ltd.)	3.16%	Sompo Japan Insurance Inc.	2.75%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.00%	BNP Paribas Wealth Management Singapore branch (Standing Proxy: BNP Paribas Securities (Japan) Limited)	2.10%
		Mizuho Corporate Bank, Ltd. (Standing Proxy: Trust & Custody Services Bank, Ltd.)	1.85%	Nipponkoa Insurance Co., Ltd.	1.52%
		Trust & Custody Services Bank Ltd. (Securities Investment Trust Account)	1.48%	Uyeno Transtech Ltd.	1.27%
		National Mutual Insurance Federation of Agricultural Cooperatives (Standing Proxy: The Master Trust Bank of Japan, Ltd.)	1.35%	The Master Trust Bank of Japan Ltd. (Trust Account)	0.94%

(14)	Major Banks	Development Bank of Japan Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation
(15)	Relationship between the Parties to the Share Exchange	Capital Relationship
As of May 28, 2009, NYK holds 22.73% (12,503,000
shares) of Taiheiyo Kaiun’s issued and outstanding
shares.
After the Third Party Allocation of New Shares, the
number of shares of Taiheiyo Kaiun which NYK will
hold is expected to be 68.45% (92,203,000 shares) of Taiheiyo
Kaiun’s issued and outstanding shares.

		Personnel Relationship	As of May 28, 2009, one director of Taiheiyo Kaiun serves as an employee of NYK.
		Transactional Relationship	NYK and certain of its affiliated companies charter ships from Taiheiyo Kaiun.
		Status of relationship with related parties	Taiheiyo Kaiun is an equity-method affiliate of NYK, and therefore, is considered a related party of NYK.

(16)	Business Results for the Most Recent Three Fiscal Years

				(in millions of yen unless otherwise specified)
	Nippon Yusen Kabushiki Kaisha (Parent Company and Sole Shareholder of Taiheiyo Kaiun after the Share Exchange) (consolidated)			Taiheiyo Kaiun Co., Ltd. (Wholly-Owned Subsidiary of NYK after the Share Exchange) (consolidated)
Fiscal Year End	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009
Net Sales	2,164,279	2,584,626	2,429,972	11,619	14,943	19,390
Operating Income	104,941	202,079	144,914	1,224	1,007	(350)
Ordinary Profit	107,534	198,480	140,814	561	103	(1,020)
Net Income	65,037	114,139	56,151	210	(3)	(2,448)
Net Income Per Share (yen)	52.99	92.93	45.73	3.81	(0.05)	(44.53)
Dividend Per Share (yen)	18.00	24.00	15.00	–	–	–
Net Assets Per Share (yen)	534.90	519.51	443.16	64.04	63.98	21.92

3-6.	Post-Share Exchange Situation

(1)	Trade Name	Nippon Yusen Kabushiki Kaisha
(2)	Business Description	Shipping services, other shipping services, logistics services, terminal and harbor services, passenger ship services, air transportation services, real estate business, other services
(3)	Address of Head Office	2-3-2, Marunouchi, Chiyoda-ku, Tokyo
(4)	Name and Title of Representative	Yasumi Kudo, President
(5)	Paid-in Capital	Yet to be determined.
(6)	Total Assets	Yet to be determined.
(7)	Net Assets	Yet to be determined.
(8)	Fiscal Year End	March 31

(9)	Summary of Accounting Procedure

Details of the accounting procedure are yet to be determined.  Such details will be disclosed promptly upon determination.

(10)	Post-Share Exchange Outlook

The impact on the business results will be disclosed as soon as they are determined.

(End of Document)